Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

May 30, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on May 30, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

May 30, 2025

SCHEDULE “A”

DIGI POWER X ESTABLISHES US$100 MILLION AT-THE-MARKET EQUITY
PROGRAM TO ACCELERATE GROWTH

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – May 30, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), a vertically integrated power infrastructure company focused on developing cutting-edge data centers for high-performance computing, is pleased to announce that it has entered into an at-the-market sales agreement (the “ATM Agreement”) with A.G.P./Alliance Global Partners (the “Agent”).

At-the-Market Offering

Pursuant to the ATM Agreement, the Company and the Agent will implement an “at-the-market” equity offering program, under which the Agent may issue and sell from time to time such number of subordinate voting shares of the Company (the “SV Shares”) having an aggregate offering price of up to US$100 million (the “ATM Equity Program”). A cash commission of up to 3.0% on the aggregate gross proceeds raised under the ATM Equity Program will be paid to the Agent in connection with its services. The facility is intended as a flexible capital access tool to support Digi Power X’s strategic roadmap. The Company intends to use the net proceeds of the ATM Equity Program, if any, primarily for general corporate purposes, including funding ongoing operations and/or working capital requirements, completing construction on the Company’s data center, repaying indebtedness outstanding from time to time and completing potential acquisitions to expand mining capacity.

“This filing ensures we have access to low-cost growth capital only if and when needed,” said Michel Amar, Chief Executive Officer of Digi Power X. “We are operating from a position of strength—debt-free, with solid cash reserves—and remain focused on scaling our AI-ready Modular Solution platform in collaboration with Super Micro, as previously announced.”

Since the SV Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement. To date, no SV Shares have been distributed by the Company pursuant to the ATM Agreement.

Sales of SV Shares, if any, under the ATM Equity Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on the Nasdaq Capital Market or another trading market for the shares in the United States at the market price prevailing at the time of each sale. No SV Shares will be offered or sold under the ATM Equity Program on the TSX Venture Exchange or any other trading market in Canada. The ATM Equity Program may be terminated by either party at any time.

The offer and sale of the SV Shares under the ATM Equity Program will be made by means of a prospectus supplement dated May 30, 2025 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated May 15, 2025 (the “Base Shelf Prospectus” and, together with the Prospectus Supplement, the “Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), which includes the Base Shelf Prospectus. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on May 20, 2025. The Prospectus has been filed with the applicable provincial regulatory authorities in Canada and the SEC. The Prospectus is available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca and is available on the SEC’s EDGAR website at www.sec.gov/EDGAR.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The SV Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes statements with respect to the future issuance of SV Shares sold under the ATM Equity Program, the aggregate gross proceeds of the ATM Equity Program, the use of proceeds from any sales of SV Shares under the ATM Equity Program and information about potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: market conditions and other factors that may affect the Company’s ability to utilize the ATM Equity Program and the prices at which the Company may sell SV Shares in the ATM Equity Program; future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; deployment of artificial intelligence and high-performance computing infrastructure may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, market conditions and other factors that may affect the Company’s ability to utilize the ATM Equity Program and the prices at which the Company may sell SV Shares in the ATM Equity Program; the dilutive effect of issuances of SV Shares in the ATM Equity Program, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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